Filed Pursuant To Rule 424(b)(7)
Registration No. 333-139912
333-139912-01
PNC Funding Corp
Floating Rate Exchangeable Notes
due December 20, 2036
Unconditionally guaranteed by
The PNC Financial Services Group, Inc.

Sticker Supplement to Resale Prospectus Supplement dated August 10, 2007
This sticker serves to supplement the Resale Prospectus Supplement dated August 10, 2007 to provide information with respect to a new selling security holder. This prospectus supplement should be read in conjunction with the prospectus supplement dated August 10, 2007 and this prospectus supplement is qualified by reference to such prospectus supplement.
Under the caption “Selling Securityholders” the following should be added:
     The following table sets forth certain information we have received as of September 1, 2007, concerning the principal amount of the notes beneficially owned by the selling securityholders and the number of exchange shares that may be offered from time to time pursuant to this prospectus. The number of exchange shares shown in the table below assumes exchange of the full amount of notes held by each selling securityholder at the initial exchange rate of 7.7788 shares per $1,000 principal amount at maturity of the notes. This exchange rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon exchange of the notes may increase or decrease from time to time. Under the terms of the indenture governing the notes, fractional shares will not be issuable upon exchange of the notes. Cash will be paid instead of fractional shares, if any.

Shares of Common
	Principal Amount of	Percentage	Stock Beneficially	Exchange Shares	Percentage of
	Notes Beneficially	of Notes	Owned Before	of Common Stock	Common Stock
Name	Owned and Offered	Outstanding	Offering (1)	Offered	Outstanding (2)
Natixis Securite Plus	$42,500,000	4.25%	0	0	0
(1) Figures in this column do not include the shares of common stock issuable upon exchange of the Notes listed in the column to the right.
(2) We calculated the percentage of common stock outstanding for selling securityholders pursuant to Rule 13d-3(d)(i) of the Exchange Act using 342,222,299 shares of common stock outstanding as of June 30, 2007. In calculating the amount, we treated as outstanding the number of shares of common stock issuable upon exchange of all of that particular selling securityholder’s notes. We did not, however, assume the exchange of any other selling securityholder’s notes in such calculation.
     We cannot give an estimate as to the amount of the notes or number of exchange shares that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or exchange shares pursuant to the offering contemplated by this prospectus. See “Plan of Distribution.”
     The information provided in the preceding table with respect to the selling securityholders has been prepared based on information furnished to us as of September 1, 2007 by the selling securityholders named above, who were record holders as of that date and we have not sought to verify this information. The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the preceding table was obtained and is presented in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus supplement accordingly.
     Neither the selling securityholders, nor any of their affiliates, officers, directors or principal equity holders has had any position of office or has had any material relationship with us or our affiliates within the past three years.
This sticker is part of the Resale Prospectus Supplement and must accompany the Resale Prospectus Supplement.
The date of this sticker is September 4, 2007.